==============================================================================
                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               ------------

                               SCHEDULE 13D

                                  UNDER

                   THE SECURITIES EXCHANGE ACT OF 1934

                               ------------

                              DONCASTERS PLC
                             (NAME OF ISSUER)

                       AMERICAN DEPOSITARY RECEIPTS
                      (TITLE OF CLASS OF SECURITIES)

                                257692103
                              (CUSIP NUMBER)

                             STEVEN K. CHANCE
                    VICE PRESIDENT AND GENERAL COUNSEL
                          TELEFLEX INCORPORATED
                         630 WEST GERMANTOWN PIKE
                                SUITE 450
                   PLYMOUTH MEETING, PENNSYLVANIA 19462
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF
                   PERSON AUTHORIZED TO RECEIVE NOTICES
                           AND COMMUNICATIONS)

                                 COPY TO:

                          CHRISTOPHER G. KARRAS
                          DECHERT PRICE & RHOADS
                         4000 BELL ATLANTIC TOWER
                             1717 ARCH STREET
                  PHILADELPHIA, PENNSYLVANIA 19103-2793

                             JANUARY 6, 1999
         (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G
TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE
FOLLOWING BOX  /   /

==============================================================================

-----------------------------------------------------------------------------
     1)   NAME OF REPORTING PERSON             TELEFLEX INCORPORATED

          SS. OR I.R.S. IDENTIFICATION         23-1147939
          NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
     2)   CHECK THE APPROPRIATE BOX            (A) /   /
          IF A MEMBER OF A GROUP               (B) /   /

-----------------------------------------------------------------------------
     3)   SEC USE ONLY


-----------------------------------------------------------------------------
     4)   SOURCE OF FUNDS                      WC


-----------------------------------------------------------------------------
     5)   CHECK BOX IF DISCLOSURE OF
          LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)       /   /
-----------------------------------------------------------------------------
     6)   CITIZENSHIP OR PLACE OF              DELAWARE
          ORGANIZATION

-----------------------------------------------------------------------------

     NUMBER OF                        7)  SOLE VOTING POWER                 0
     SHARES                          ----------------------------------------
     BENEFICIALLY                     8)  SHARED VOTING POWER         865,000
     OWNED BY                        ----------------------------------------
     REPORTING                        9)  SOLE DISPOSITIVE POWER            0
     PERSON                          ----------------------------------------
     WITH                            10)  SHARED DISPOSITIVE POWER    865,000

-----------------------------------------------------------------------------
    11)   AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON       865,000

-----------------------------------------------------------------------------
    12)   CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN
          SHARES                               /   /
-----------------------------------------------------------------------------
    13)   PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)                9.8%

-----------------------------------------------------------------------------
    14)   TYPE OF REPORTING PERSON             CO


-----------------------------------------------------------------------------

                            Page 2 of 13 Pages

-----------------------------------------------------------------------------
     1)   NAME OF REPORTING PERSON             TFX EQUITIES INCORPORATED

          SS. OR I.R.S. IDENTIFICATION         23-2494396
          NO. OF ABOVE PERSON
-----------------------------------------------------------------------------
     2)   CHECK THE APPROPRIATE BOX            (A) /   /
          IF A MEMBER OF A GROUP               (B) /   /

-----------------------------------------------------------------------------
     3)   SEC USE ONLY


-----------------------------------------------------------------------------
     4)   SOURCE OF FUNDS                      AF


-----------------------------------------------------------------------------
     5)   CHECK BOX IF DISCLOSURE OF
          LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)       /   /
-----------------------------------------------------------------------------
     6)   CITIZENSHIP OR PLACE OF              DELAWARE
          ORGANIZATION

-----------------------------------------------------------------------------

     NUMBER OF                        7)  SOLE VOTING POWER                 0
     SHARES                          ----------------------------------------
     BENEFICIALLY                     8)  SHARED VOTING POWER         865,000
     OWNED BY                        ----------------------------------------
     REPORTING                        9)  SOLE DISPOSITIVE POWER            0
     PERSON                          ----------------------------------------
     WITH                            10)  SHARED DISPOSITIVE POWER    865,000

-----------------------------------------------------------------------------
    11)   AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON       865,000

-----------------------------------------------------------------------------
    12)   CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN
          SHARES                               /   /
-----------------------------------------------------------------------------
    13)   PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)                9.8%

-----------------------------------------------------------------------------
    14)   TYPE OF REPORTING PERSON             CO


-----------------------------------------------------------------------------

                            Page 3 of 13 Pages

ITEM 1.  SECURITY AND ISSUER

    This statement relates to the American Depositary Receipts (each, an "ADR"), of Doncasters plc, a public limited company incorporated under the laws of England and Wales (the "Issuer"), whose principal office is located at 28-30 Derby Road, Melbourne, Derbyshire DE73 1FE, England. The ADRs evidence American Depositary Shares which represent the underlying "Ordinary Shares" of the Issuer. The ADRs currently are traded on the New York Stock Exchange under the symbol "DCS." The American Depositary Shares represent the right to receive two Ordinary Shares, nominal value 25 pence per Ordinary Share, of the Issuer deposited with the Bank of New York, as Depositary, under a Deposit Agreement. The Depositary, as issuer of the ADRs, is located at 101 Barclay Street, New York, New York 10286.


ITEM 2. IDENTITY AND BACKGROUND

    (a) The names of the filing persons are Teleflex Incorporated, a Delaware corporation ("Teleflex"), and TFX Equities Incorporated, a Delaware corporation ("TFX", and with Teleflex, the "Reporting Persons") . TFX is a wholly-owned subsidiary of Teleflex.

    The name, address, present principal occupation or employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of the Reporting Persons (collectively, the "Directors and Executive Officers") are set forth in Appendix I hereto, which is incorporated herein by reference.

    (b) - (c) The address of the principal office and principal place of business of Teleflex is 630 West Germantown Pike, Suite 450, Plymouth Meeting, Pennsylvania 19462. The principal business of Teleflex is designing, manufacturing and selling engineered products and services for the automotive, marine, industrial, medical and aerospace markets. The address of the principal office and principal place of business of TFX is 1787 Sentry Parkway West, Building 16, Suite 220, Blue Bell, Pennsylvania 19422. The principal business of TFX is conducting corporate development and investment activities on behalf of Teleflex.

    (d) During the past five years, none of the Reporting Persons or the Directors and Executive Officers have been convicted in a criminal proceeding.

    (e) During the past five years, none of the Reporting Persons or the Directors and Executive Officers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                            Page 4 of 13 Pages

    (f) Each of the Directors and Executive Officers is a United States citizen, except for Mr. Lubsen, who is a Dutch national.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The ADRs purchased by TFX were purchased using funds provided by Teleflex to TFX from Teleflex's working capital. The total cost of the purchases was approximately $13.7 million.


ITEM 4.  PURPOSE OF TRANSACTION

    Teleflex has caused TFX to purchase ADRs based upon Teleflex's view that the current price of ADRs in the market represents a good investment. Teleflex intends to review on a continuing basis its investment in the ADRs in light of the factors discussed herein. From time to time Teleflex may cause TFX to acquire additional securities of the Issuer in the open market or in privately negotiated transactions with third parties, or by tender offer, exchange offer or otherwise, or to acquire securities or other assets of the Issuer directly from the Issuer. Any such actions will be dependent upon Teleflex's review of numerous factors, including without limitation, the availability of securities of the Issuer for purchase and the prices therefor; general market and economic conditions; ongoing evaluations of the Issuer's business, financial condition and prospects; the relative attractiveness of alternative businesses and investment opportunities; the actions of the directors and officers of the Issuer; and other future developments. Depending upon such factors, from time to time Teleflex may cause TFX to sell securities of the Issuer in the open market or in privately negotiated transactions. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

    Except as set forth above, none of the Reporting Persons or the Directors and Executive Officers have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a-b) As of January 14, 1999, TFX owned beneficially and of record 865,000 ADRs, representing 9.8% of the issued and outstanding ADRs. Because Teleflex owns all the outstanding capital stock of TFX, Teleflex may be deemed to be the beneficial owner of such ADRs, with Teleflex and TFX sharing the power to vote and dispose of such ADRs.

    (c) The ADRs owned by the Reporting Persons were acquired by TFX in open market transactions as follows:


                            Page 5 of 13 Pages

  Date          Number of ADRs Purchased            Purchase Price Per ADR
  ----          ------------------------            ----------------------
12/21/98                 81,800                             $ 14.82
12/23/98                151,700                             $ 15.49
12/24/98                181,500                             $ 15.99
 1/ 6/99                100,000                             $ 16.00
 1/ 7/99                130,000                             $ 16.00
 1/ 8/99                 18,200                             $ 16.00
 1/11/99                201,800                             $ 16.00
                        -------
                        865,000
                        =======

    (d) Not applicable.

    (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or the Directors and Executive Officers, or among any of such persons and any other person, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1     Joint Filing Agreement between Teleflex
                      Incorporated and TFX Equities Incorporated.


                            Page 6 of 13 Pages

                                Signature
                                ---------

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 15, 1999                TELEFLEX INCORPORATED

                                              /s/ JOHN SICKLER
                                       By: ___________________________________
                                           Name:  John Sickler
                                           Title: Senior Vice President





                                       TFX EQUITIES INCORPORATED

                                              /s/ JOHN SICKLER
                                       By: ___________________________________
                                           Name:  John Sickler
                                           Title: President


                            Page 7 of 13 Pages

                                APPENDIX I

                            TELEFLEX DIRECTORS
                            ------------------

    The following are the names, addresses, present principal occupation or employment and, if applicable, the names, principal businesses and addresses of any corporation or other organization in which such employment is conducted, of the Directors and Executive Officers.

       Name                  Principal Occupation                 Address
       ----                  --------------------                 -------
Patricia C. Barron   Business Consultant                   159 East 78th Street
                     (Self-Employed)                       New York, NY  10021

Donald Beckman       Special Counsel, Saul, Ewing,         Saul Ewing Remick & Saul
                     Remick & Saul LLP, attorneys          3800 Centre Square West
                                                           15th & Market Sts.
                                                           Philadelphia, PA  19102

Lennox K. Black      Chairman of the Board and             Teleflex Incorporated
                     Director of Teleflex                  630 W. Germantown Pike
                                                           Suite 450
                                                           Plymouth Meeting, PA  19462

David S. Boyer       President, Chief Executive            Teleflex Incorporated
                     Officer and Director                  630 W. Germantown Pike
                     of Teleflex                           Suite 450
                                                           Plymouth Meeting, PA  19462

William R. Cook      Business Consultant                   937 Macclesfield Road
                     (Self-Employed)                       Furlong, PA  18925

Joseph S.            Senior Vice President and Dean,       Jefferson Medical College
Gonnella, M.D.       Jefferson Medical College             1025 Walnut Street
                                                           Philadelphia, PA  19107-5083

Lewis E. Hatch, Jr.  Business Consultant                   1008 Sea Palms West Drive
                     (Self-Employed)                       St. Simons, GA  31522


                            Page 8 of 13 Pages

       Name                  Principal Occupation                 Address
       ----                  --------------------                 -------

Pemberton Hutchinson Chairman and Director,                Westmoreland Coal Company Inc.
                     Westmoreland Coal Company,            2 N. Cascade Avenue, 14th Floor
                     a mining company                      Colorado Springs, CO 87903

Sigismundus W. W.    Member of the Executive Board,        Heineken N.V.
Lubsen               Heineken N.V., a manufacturer         Tweede Weteringplantsoen 21
                     of beer and ale products              P.O. Box 28
                                                           1000 AA Amsterdam
                                                           The Netherlands

Palmer E. Retzlaff   President and Director, Southwest     690 Harleysville Pike
                     Grain Inc., engaged primarily in      P.O. Box 173
                     cotton and grain export               Lederach, PA  19450

James W. Stratton    Chairman and Chief Executive          Stratton Management Co.
                     Officer, Stratton Management          610 W. Germantown Pike
                     Company, an investment advisory       Suite 361
                     and management firm                   Plymouth Meeting, PA  19462


                       TELEFLEX EXECUTIVE OFFICERS
                       ---------------------------

       Name                  Principal Occupation                 Address
       ----                  --------------------                 -------

John J. Sickler      President, TFX                        630 West Germantown Pike
                                                           Suite 450
                                                           Plymouth Meeting, PA  19462

Dr. Roy C. Carriker  President and Chief Operating         630 West Germantown Pike
                     Officer, TFX Sermatech                Suite 450
                                                           Plymouth Meeting, PA  19462

Harold L. Zuber, Jr. Vice President, Chief Financial       630 West Germantown Pike
                     Officer and Controller, Teleflex      Suite 450
                                                           Plymouth Meeting, PA  19462

Steven K. Chance     Vice President, General Counsel       630 West Germantown Pike
                     and Secretary, Teleflex               Suite 450
                                                           Plymouth Meeting, PA  19462


                            Page 9 of 13 Pages

       Name                  Principal Occupation                 Address
       ----                  --------------------                 -------

Ira Albom            Senior Vice President, Teleflex       630 West Germantown Pike
                                                           Suite 450
                                                           Plymouth Meeting, PA  19462

Louis T. Horvath     Vice President, Quality and           630 West Germantown Pike
                     Productivity, Teleflex                Suite 450
                                                           Plymouth Meeting, PA  19462

Ronald D. Boldt      Vice President, Human Resources,      630 West Germantown Pike
                     Teleflex                              Suite 450
                                                           Plymouth Meeting, PA  19462

Janine Dusossoit     Vice President, Investor              630 West Germantown Pike
                     Relations, Teleflex                   Suite 450
                                                           Plymouth Meeting, PA  19462

Thomas M. Byrne      Assistant Treasurer, Teleflex         630 West Germantown Pike
                                                           Suite 450
                                                           Plymouth Meeting, PA  19462

                              TFX DIRECTORS
                              -------------

       Name                  Principal Occupation                 Address
       ----                  --------------------                 -------

Donald J. Bromley    Director of Accounting and Client     3513 Concord Pike
                     Services, Delaware Management         Suite 3000
                     Services, a corporate                 Wilmington, DE  19803
                     office services provider

Thomas M. Byrne      Assistant Treasurer, Teleflex         630 West Germantown Pike
                                                           Suite 450
                                                           Plymouth Meeting, PA  19462

Steven K. Chance     Vice President, General Counsel       630 West Germantown Pike
                     and Secretary, Teleflex               Suite 450
                                                           Plymouth Meeting, PA  19462


                           Page 10 of 13 Pages


       Name                  Principal Occupation                 Address
       ----                  --------------------                 -------

C. Jeffrey Jacobs    Director of Treasury Operations,      630 West Germantown Pike
                     Teleflex                              Suite 450
                                                           Plymouth Meeting, PA  19462

John J. Sickler      President, TFX                        630 West Germantown Pike
                                                           Suite 450
                                                           Plymouth Meeting, PA  19462

Herbert K. Zearfoss  Assistant General Counsel,            630 West Germantown Pike
                     Teleflex                              Suite 450
                                                           Plymouth Meeting, PA  19462

                          TFX EXECUTIVE OFFICERS
                          ----------------------

       Name                  Principal Occupation                 Address
       ----                  --------------------                 -------

John J. Sickler,     President, TFX                        630 West Germantown Pike
President                                                  Suite 450
                                                           Plymouth Meeting, PA  19462

Dr. Roy C. Carriker, President and Chief Operating         630 West Germantown Pike
Vice President       Officer, TFX Sermatech                Suite 450
                                                           Plymouth Meeting, PA  19462

Thomas M. Byrne,     Assistant Treasurer, Teleflex         630 West Germantown Pike
Treasurer                                                  Suite 450
                                                           Plymouth Meeting, PA  19462

Steven K. Chance,    Vice President, General Counsel       630 West Germantown Pike
Secretary            and Secretary, Teleflex               Suite 450
                                                           Plymouth Meeting, PA  19462


                           Page 11 of 13 Pages


                              EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement between Teleflex Incorporated and TFX Equities Incorporated.


                           Page 12 of 13 Pages

                                EXHIBIT 1

                          JOINT FILING AGREEMENT
                          ----------------------


    The undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the American Depositary Receipts of Doncasters plc, and further agree that this Agreement shall be included as an Exhibit to such filings.

    The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided that neither party is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

    IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed this 15th day of January, 1999.

                                       TELEFLEX INCORPORATED

                                              /s/ JOHN SICKLER
                                       By: ___________________________________
                                           Name:  John Sickler
                                           Title: Senior Vice President





                                       TFX EQUITIES INCORPORATED

                                              /s/ JOHN SICKLER
                                       By: ___________________________________
                                           Name:  John Sickler
                                           Title: President

                           Page 13 of 13 Pages